Meridian Gold Inc. 9670 Gateway Drive, Suite 200 Reno, Nevada 89521 Phone: (775) 850-3777 Fax: (775) 850-3733

MERIDIAN GOLD DISCOVERS A NEW HIGH GRADE VEIN IN CHILE
AND INCREASES ITS EXPLORATION BUDGET TO $20 MILLION
(All dollar amounts in U.S. currency)

Reno, NV — September 14, 2004 - Meridian Gold is pleased to announce that it has discovered a new high-grade vein within ten kilometers of its El Peñón mine. In addition, this report provides an update on the Dorada discovery made earlier this year. Meridian continues to believe that this region is under-explored for vein systems and it has been actively acquiring mineral rights in this region. Since the beginning of the year, the Company has acquired a total of five new exploration projects in Northern Chile, with drill programs commencing on all these projects prior to year-end. Based on the two new discoveries this year and the new exploration activities within the region, Meridian is increasing its original 2004 Exploration Budget by 40% to $20 million.

New Fortuna Vein Discovered at Angelina Joint Venture Property Meridian has discovered a new, previously untested high-grade vein at the Angelina Joint Venture Property, located 10 kilometers west of the El Peñón mine. The Angelina Property is being explored under a Joint Venture agreement between Minera Meridian Ltda, a wholly-owned subsidiary of Meridian Gold, Inc. and Gold Fields Chile Ltda, a wholly-owned subsidiary of Gold Fields Ltd. Under the terms of the joint venture agreement, Meridian has the right to earn a 60% interest in the property by spending $1.25 million dollars on exploration over a four-year period. Once this exploration expenditure is met, Meridian has the right to increase its ownership in the property to 80% by paying an additional $1 million, or by contributing some mining claims controlled by Meridian to the joint venture company, at Gold Fields’ election.

Following the signing of the agreement, Meridian began a trenching program along the sub-crop exposures of the Fortuna vein. Trenching along the 500-meter surface trace of the vein confirmed the anomalous values, encountering up to 2.0 meters of 4.08 g/tonne gold and 371 g/tonne silver in Trench 4. A 4,000-meter reverse circulation drill program was completed during June and July to test along strike and down dip of the known vein exposures. Of the 24 holes drilled into the Fortuna vein, eight holes intersected high-grade mineralization, defining at least one continuous ore shoot:

			To			Hz Width	Gold	Silver	AuEq
Hole No.	Northing	From (meters)	(meters)	Interval (meters)	Elevation (meters)	(meters)	(g/t)	(g/t)	(g/t)
DT004	7299151	106	108	2m	1572	1.7	3.2	670	13.5
DT007	7298995	93	99	6m	1560	3.4	4.5	268	8.6
DT008	7299064	74	78	4m	1590	2.6	16.1	1000	31.5
DT009	7298990	179	183	4m	1485	2.9	24.1	1450	46.4
DT017	7299060	122	127	5m	1540	4.2	127.0	8793	262.0
		131	141	10m	1540	8.5	6.8	594	15.9
DT018	7299340	146	148	2m	1530	2.0	3.5	414	9.9
DT019	7298762	90	92	2m	1562	1.7	15.6	134	17.6
DT024	7299778	134	136	2m	1540	n/a	16.1	1135	33.5

     The best mineral intercepts form a continuous 350-meter by 100-meter steeply dipping zone, shown on the long-section on the Company’s website (www.meridiangold.com under Exploration, El Peñón). Fence drilling more than 400 meters north of this continuous zone encountered a 2-meter interval in DT024 that contained 16.1 g/tonne gold and 1135 g/tonne silver. This intercept is on trend with the main mineralized zones to the south. A welded pumice tuff is host to the banded gray quartz vein and hydrothermal breccias and is thought to be correlative to tuffs found at the El Peñón property. The Fortuna vein remains open along strike and exploration drilling will commence again in early October following the completion of the infill drilling program on the Dorada vein at the end of September.

     Infill drill program on the Dorada Vein boosts gold and silver grades and extends strike length

     During the third quarter, Meridian has continued to confirm the continuity of the newly discovered Dorada vein at its El Penon property with an infill drill program. The program is testing about 500 meters of strike length of the Dorada Vein utilizing three reverse circulation rigs and one diamond drill rig, and is progressing with very encouraging results. Infill drilling is designed to test the strike and dip of the Dorada Vein system along 30 meter sections, between 7303000N and 7303500N, in order to have the drill density for proven and probable reserves by year-end.

     Infill drilling results from the third quarter-to-date, shown in the table below, demonstrated a weighted average grade of 13.5 g/tonne gold and 680 g/tonne silver, or 23.96 g/tonne gold equivalent (65.1Ag:Au) over a 3.3 meter horizontal width. Combined with earlier results, the Dorada vein now averages 12.5 g/tonne gold and 647 g/tonne silver, or 22.40 g/tonne gold equivalent over a 3.2 meter horizontal width. The strike length of the vein has also been extended to 1.6 kilometers. A summary of new assay results is presented below:

			To			Hz Width	Gold	Silver	AuEq
Hole No.	Northing	From (meters)	(meters)	Interval (meters)	Elevation (meters)	(meters)	(g/t)	(g/t)	(g/t)
PX376C*	7302700	327	328	1	1621	0.6	13.4	1240	32.5
PX377	7302429	368	370	2	1563	1.5	2.3	193	5.3
PX380	7302370	333	334	1	1590	0.7	13.2	379	19.0
PX383	7303481	307	312	5	1683	5.1	19.0	1298	39.0
PX384C*	7303243	372	373	1	1611	0.6	13.6	1415	35.3
PX385C*	7303390	397	398	1	1587	0.7	11.5	1060	27.7
PX388	7302460	346	348	2	1567	1.9	1.6	173	4.3
PX397	7303212	196	198	2	1799	1.6	3.8	265	7.8
PX399	7303599	367	369	2	1601	1.7	4.1	267	8.2
PX405	7302250	355	357	2	1565	1.5	52.3	552	60.8
PX407C*	7303599	331	334	3	1677	2.5	38.2	1439	60.3
PX409	7303445	374	378	4	1614	2.4	15.2	1256	34.5
PX411	7302730	356	369	13	1575	6.9	4.2	340	9.4
PX413C*	7303480	318	334	17	1671	12.5	7.9	373	13.6
PX415	7303329	379	386	7	1604	3.1	14.0	500	21.7
PX417	7303332	286	294	8	1700	5.6	17.0	1087	33.7
PX418	7303476	400	406	6	1575	3.2	18.9	1460	41.3
PX419	7303478	371	376	5	1611	2.8	63.3	1366	84.3
PX420	7303332	295	305	10	1689	7.4	30.5	1466	53.0
PX426	7303333	327	331	4	1652	1.9	19.5	732	30.7
PX427	7303300	275	287	12	1695	8.4	10.3	683	19.1
PX432	7303151	378	380	2	1595	1.7	2.3	173	4.9
PX433	7303508	316	323	7	1669	4.3	4.3	353	9.7
PX436	7303240	229	233	4	1755	2.6	6.9	369	12.5
PX437	7303508	353	355	2	1630	1.6	11.4	631	21.1
PX439	7303241	248	254	6	1733	3.8	9.5	616	18.9
PX442	7303147	241	247	6	1739	4.5	5.4	272	9.6
PX444	7303147	224	229	5	1767	4.1	3.0	189	5.7
PX448	7303448	230	232	2	1761	1.6	4.3	336	9.4
PX449	7303151	341	343	2	1637	1.5	3.2	283	7.5
PX450	7303390	326	330	4	1650	2.8	16.4	847	29.4
PX452	7303120	219	224	4	1746	3.8	4.0	162	6.5
*Core hole

     Following completion of the infill drilling at the end of September, exploration drilling to connect Dorada to Cerro Martillo will resume as will testing of the vein to the south. One of the southern most holes on the Dorada vein, hole PX405, which was drilled 240 meters to the south of the southern most hole released in June, intersected 2 meters of 52.3 g/tonne gold and 552 g/tonne silver. The current known extent of the Dorada vein is over 1.6 kilometers along strike and up to 200 meters down dip with many important zones still open. Several deep exploration holes will be drilled in the fourth quarter to test these zones. An updated long-section of the Dorada vein is presented on the Company’s website (www.meridiangold.com under Exploration, El Peñón).

Summary

     Darcy Marud, Meridian’s Vice President of Exploration, said, “I am extremely proud of our Exploration Team who has made these two high-grade discoveries this year, in areas where it was not known to exist before. While these two new zones are extremely important and exciting, I believe this team will find more high-grade gold within Northern Chile because the belt is highly prospective and under-explored for veins; and more importantly, the team is highly motivated and has the right tools to find the subtle expressions of these veins in the desert. I believe our success supports increasing exploration spending to $20 million for the year.”

Qualified Person

     William H. Wulftange, P. Geo., is a Licensed Professional Geologist (Utah 5219574-2250) and serves as the “Qualified Person” for this release as defined by the Ontario Securities Commission National Instrument 43-101. Mr. Wulftange, Chief Geologist at the El Peñón mine, has supervised and prepared the technical data contained within this release and certifies the data to be accurate based on current geologic knowledge of the deposit.

     Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Certain statements in this press release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities legislation. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or other future events, including forecast production, earnings and cash flows, to be materially different from any future results, performances or achievements or other events expressly or implicitly predicted by such forward-looking statements. Such risks, uncertainties and other factors include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, recent operating losses, uncertainty of title to properties, risk associated with foreign operations, environmental risks and hazards, proposed legislation affecting the mining industry, litigation, governmental regulation of the mining industry, properties without known mineable reserves, uncertainty as to calculations of reserves, mineral deposits and grades, requirement of additional financing, uninsured risks, risk of hedging strategies, competition, dependence on key management personnel, potential volatility of market price of the Company’s common shares, dilution and certain anti-takeover effects. Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The Company does not intend to update this forward-looking information and disclaims any legal liability to do so, except in accordance with applicable securities laws.

     Meridian Gold Inc. is a different kind of gold company because we focus on profitability, and the quality of the ounces we produce, not the quantity of ounces produced. The quality of these ounces is measured by the value we deliver to all stakeholders in the process, including our shareholders, our employees and the communities and environment in which we live and operate. Meridian Gold Inc.’s approximately 99 million common shares are traded on the Toronto Stock Exchange (MNG) and the New York Stock Exchange (MDG).

     For further information, please visit our website at www.meridiangold.com, or contact:

Deborah Liston	Tel: (800) 572-4519
Investor Relations	Fax: (775) 850-3733
Meridian Gold Inc.	E-mail: investorrelations@meridiangold.com

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